Collaboration Agreement
between
APPLIED BIOSYSTEMS AND CEPHEID

THIS AGREEMENT ("Agreement") is made as of the 11th day of October, 2002 (the "Effective Date") and is by and between Applera Corporation, a Delaware corporation, acting through its Applied Biosystems Group, with a place of business at 850 Lincoln Center Drive, Foster City, CA 94404, U.S.A. ("ABI"), and Cepheid, a California corporation with its principal place of business at 904 Caribbean Drive, Sunnyvale, CA 94089 ("Cepheid"). Cepheid and ABI are sometimes referred to herein individually as a "Party," and collectively as the "Parties".

1. Background

1.1 Supply to the USPS. ABI and Cepheid will each independently and working collaboratively seek to develop and manufacture Products for use in Bio-Threat Agent Detection Systems. These Bio-Threat Agent Detection Systems are intended to be provided to the USPS through agreements among the USPS, Northrop Grumman Security Services ("Northrop Grumman"), ETG (Environmental Technology Group, now known as Smiths-Detection Edgewood, Inc.), and/ or Cepheid, and potentially others. These Bio-Threat Agent Detection Systems are intended to be used in conjunction with the mail sorting machines used by the USPS, in order for the USPS to test for particular bio-threat agents identified as being of interest to the USPS.

1.2 ABI Materials. The systems that are being provided are based on an assay called the 5' nuclease detection process, a process employing in part the polymerase chain reaction ("PCR"), herein called Real-Time PCR. Due to licensing constraints imposed by Roche Molecular Systems, Inc. and F. Hoffman La Roche Ltd ("collectively, Roche"), the owner of some of the patents for the Real-Time PCR process, certain rules must be followed in order for Cepheid and the USPS to be properly licensed under the Real-Time PCR patents as contemplated by this Agreement. [***]ABI owns other rights related to the Real-Time PCR process [***].

1.3 Intellectual Property Objectives. It is the Parties' intention that through this Agreement and the parties' existing Thermal Cycler Supplier Agreement obtained from ABI, under which Cepheid is authorized by ABI under certain of the PCR Rights to manufacture and sell thermal cyclers, and under which Cepheid manufactures and sells its GeneXpert® thermal cycler instrument, the Bio-Threat Agent Detection Systems to be sold to the USPS will be fully licensed or otherwise manufactured and sold with all necessary authority under all PCR related intellectual property rights of ABI as well as Roche.

1.4 Prior Work by Cepheid. Cepheid has been working in collaboration with the USPS and Northrop Grumman to develop an initial assay to be used in conjunction with the GeneXpert Module in order to test for certain strains of *Bacillus anthracis* ("anthrax") of interest to the USPS. Those parties have undertaken significant initial validation studies in order to satisfy the requirements of the USPS and, as part of those development activities, certain Third Party Materials have been and are being used. Cepheid and ABI now wish to develop and employ Products in which ABI PCR Materials will be used instead of such Third Party Materials so that certain anticipated advantages of ABI PCR Materials may be realized, but recognize that the already validated initial assay will be used during the initial period of implementation by the USPS. The parties will use their respective commercially reasonable efforts to demonstrate to the USPS that Products using ABI PCR Materials will meet or exceed all USPS requirements and specifications and that such Products should be accepted instead of those using the initial materials. It should be noted, however, that the ultimate decision as to whether to switch to ABI PCR Materials may be within the discretion of the USPS. The Parties have begun to explore the use of ABI PCR Materials and have determined to engage in the Joint Development Program to develop, qualify and validate them for use as the reagent components of Products, so that a new, validated assay using ABI materials and employing their anticipated advantages may be substituted for the initial assay as soon as feasible, preferably within six months of the Effective Date.

1.5   Special Format Assay. An important feature of this program for the USPS is the special format of the reagent kit for performing the assay. Cepheid has developed a method of drying the liquid reagents into a pelletized form. The dried pellets can be placed into a proprietary self-contained cartridge developed by Cepheid, in which the reagents can be reconstituted at the time that the assay is to be performed. The cartridge itself has significant added value, in that it is the vessel in which the anthrax spores are cracked and in which Real-Time PCR is performed.

1.6   Purpose. The Parties wish to enter into this Agreement to set forth the terms and conditions under which development of the initial validated system described above will be completed, development of second generation Products will be undertaken, and designated systems will be manufactured and supplied to the USPS by ABI, either directly or through Cepheid as a distributor of ABI, or Northrop Grumman or another Third Party or Third Parties distributors or subdistributors.

Now therefor, the Parties, in consideration of the mutual obligations hereinafter set forth and intending to be legally bound, hereby agree as follows:

2. Definitions. Within the meaning of this Agreement:

2.1   "ABI PCR Materials" means reagents or reagent components, including labeled and unlabeled oligonucleotides (such as, without limitation, primers and probes) used in or useful for Real Time PCR, and the polymerase used for the Real Time PCR that ABI supplies to Cepheid as the packer of Cartridges pursuant to the Cartridge Packing Agreement for incorporation and use by the USPS in the Bio-Threat Agent Detection Systems of which Products are a component, and that ABI manufactures itself or that, on or after the date that Second Generation Products are fully substituted for initial Products as the Products that are manufactured and sold to the USPS pursuant to the Distributor Agreement, ABI sources itself or selects and designates as the Materials to be included in Products. Without limiting the scope of other materials excluded from the definition of ABI PCR Materials, the Parties understand and agree that specifically excluded from ABI PCR Materials are reagent and reagent components (but not the polymerase, which in all cases is included in ABI PCR Materials) that Cepheid has obtained from the supplier or suppliers used by Cepheid for such materials as of the Effective Date, even if ABI obtains such reagents and reagent components from such suppliers or other suppliers and supplies them to Cepheid pursuant to the Cartridge Packing Agreement, except for such of such reagent and reagent components, if any, as ABI specifically selects and designates to be included in Second Generation Products.

2.2   "Affiliate" of a Party or other person or entity means any corporation, firm, partnership or other entity, whether *de jure* or *de facto*, which directly or indirectly owns, is owned by or is under common ownership with such Party or other person or entity to the extent of more than fifty percent of the equity having the power to vote on or direct the affairs of the entity, or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction.

2.3   "Authorized Use" means use by the USPS for the detection of anthrax, and such other bio-threat agents as the Parties may agree in writing are bio-threat agents to be detected by Products, in the environment in accordance with the label license set forth in Section 6.3, or such other label license or limitations as ABI may designate (provided that the Authorized Use stated on the label license set forth in Section 6.3 is not diminished) or the Parties may agree upon in writing and which is applicable to the USPS' use of Products. Authorized use shall not mean use for human diagnostic or therapeutic purposes.

2.4 "Background ABI Intellectual Property" means all Intellectual Property Rights that are owned by, either partially or wholly, ABI, or are licensed to, or otherwise controlled by, ABI, excluding only Collaboration Joint Intellectual Property.

2.5 "Background Cepheid Intellectual Property" means all Intellectual Property Rights that are owned by, either partially or wholly, Cepheid, or are licensed to, or otherwise controlled by, Cepheid, excluding only Collaboration Joint Intellectual Property.

2.6 "Bio-Threat Agent Detection System" means the combination of Cartridges, GeneXpert Modules and Materials, and other associated materials, if any, obtained by Cepheid from Third Parties, capable of carrying out Real-Time PCR based analysis for the purpose of environmental detecting or identifying designated pathogens or biological agents, including without limitation viral and bacterial agents. The initial implementation of a Bio-Threat Agent Detection System is intended to be within the system being developed for the USPS by a consortium led by Northrop Grumman.

2.7 "Cartridge" means a closed or substantially closed plastic device containing, among other things, pelletized or dried reagents that is intended for single or multiple use sample preparation and PCR based DNA analysis and that is intended and suitable for insertion into, or use as a part of, or is a part or component of, or an attachment to, an instrument designed to hold such device and/or facilitate or enable its use, which instrument Cepheid manufactures or has manufactured, including without limitation the instrument currently named Cepheid's GeneXpert Instrument that includes one or more GeneXpert Modules, or that can be used alone or with other instruments or devices for such purpose.

2.8 "Cartridge Packing Agreement" means the cartridge packing agreement to be executed by the Parties concurred with or shortly after the execution and delivery of this Agreement, as more fully described in Section 3.2.

2.9 "Collaboration ABI Intellectual Property" means all Intellectual Property Rights arising out of work performed under this Agreement or in furtherance of this Agreement during the term of this Agreement that are conceived solely by one or more employees or agents of ABI or its Affiliates, or solely by one or more employees or agents of ABI or its Affiliates and one or more employees or agents of a Third Party.

2.10 "Collaboration Cepheid Intellectual Property" means all Intellectual Property Rights arising out of work performed under or in furtherance of this Agreement during the term of this Agreement that are conceived solely by one or more employees or agents of Cepheid or its Affiliates, or solely by one or more employees or agents of Cepheid or its Affiliates and one or more employees or agents of a Third Party.

2.11 "Collaboration Joint Intellectual Property" means all Intellectual Property Rights arising out of work performed by Cepheid under this Agreement or in furtherance of this Agreement, or out of work performed by ABI under this Agreement, that are jointly conceived by one or more employees or agents of Cepheid or its Affiliates and by one or more employees or agents of ABI or its Affiliates.

2.12 "Confidential Information" means confidential knowledge, Know-how, practices, processes, products, materials, equipment or information that a receiving Party has a reasonable basis to believe is confidential to the disclosing Party or is treated by the disclosing Party as confidential. Notwithstanding the above, Confidential Information will not include, and nothing in Section 9 will in any way restrict the rights of either Party to use, disclose or otherwise deal with, any information which:

(a) can be demonstrated to have been in the public domain as of the date of this Agreement or thereafter comes into the public domain through no act of the receiving Party; or

(b) can be demonstrated to have been independently known to the receiving Party prior to the receipt thereof, or is made available to the receiving Party as a matter of lawful right by a Third Party; or

(c) can be demonstrated to have been rightfully received by the receiving Party from a Third Party who did not require the receiving Party to hold it in confidence or limit its use, or on the basis of a restriction that has lapsed, and who did not acquire it, directly or indirectly, from the other Party to this Agreement under a continuing obligation of confidentiality; or

(d) can be demonstrated to have been independently conceived, invented or acquired by employees or agents of the receiving Party who have not been personally exposed to relevant Confidential Information of the other Party.

2.13   "Distributor Agreement" means the distributor agreement to be entered into by the Parties concurrently with or promptly after the execution of this Agreement, which will provide, among other terms and conditions, the terms and conditions set forth in Section 3.3.

2.14   "Dry Down Process" means the dry down and pelletization process utilized by Cepheid to dry down and insert or pack Materials into Cartridges.

2.15   "FTEs" shall mean full time employee equivalents of labor, based on a standard work day. One FTE shall be one employee of a Party working one day, or eight hours worked collectively by more than one employee of a Party. One FTE for a year shall be one employee working each work day in a year, exclusive of holidays and vacation time determined in accordance with the employer's customary policies and procedures. For the purposes of this definition of FTEs only, the term "employee" shall include an individual who is a consultant to a Party who is subject to a written agreement with such Party that assigns to such Party all of such individual's right, title and interest in and to his or her work product, including without limitation all Intellectual Property Rights arising out of work performed for such Party.

2.16   "GeneXpert® Module" means a thermally controlled fluorometric thermal cycling or other type of instrument capable of carrying out or facilitating a sample preparation procedure, as well as a Real Time PCR assay, in or with the use of a Cartridge. The GeneXpert Module comprises the instrument portion of Cepheid's Bio-Threat Agent Detection System.

2.17   "Intellectual Property Rights" means all intellectual property rights worldwide arising under statutory or common law, whether or not perfected, including, without limitation, all (1) patents, patent applications and patent rights; (2) rights associated with works of authorship including copyrights, copyright applications, copyright registrations, mask works, mask work applications and mask work registrations; (3) rights relating to the protection of trade secrets and confidential information; (4) any right analogous to those specifically set forth in this definition and any other proprietary rights relating to intellectual property (other than trademark, trade dress, or service mark rights); (5) divisions, continuations, continuations-in-part, renewals, reissues, re-examinations, continuing prosecution, and extensions of the foregoing existing at a time in question, or thereafter filed, issued or acquired; and (6) Know-how.

2.18   "Joint Development Program" means the joint development program of the Parties under which the Parties, pursuant to Section 4 of this Agreement, will use commercially reasonable efforts to further develop to the extent deemed necessary by the Parties initial Products, and to develop Second Generation Products that employ ABI PCR Materials. Initially, under the Joint Development Program the Parties shall explore the use of TaqMan® reagents as substitutes for the reagents used in the initial Products.

2.19   "Know-how" means confidential and/or proprietary technical information, techniques, processes, methods, data, assays, substances and materials, and other information in a party's possession that is not generally available to the public.

2.20   "Liability" has the meaning set forth in Section 11.2.

2.21   "Manufacturing Cost" means the fully-burdened manufacturing cost of a product as determined using a Party's customary practices and procedures and, to the extent applicable, in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"), including the following: direct material cost, material overhead cost, direct labor cost, fixed manufacturing overhead cost, variable manufacturing overhead cost, cost of quality control and product testing, manufacturing variance cost and other costs that may be properly attributed to inventory as manufacturing costs pursuant to GAAP, but excluding royalties or similar consideration paid to Third Parties for rights to Intellectual Property Rights, including up-front payments for such rights, even if any such royalties or other payments are included in fully burdened manufacturing cost in accordance with a Party's customary practices and procedures and, to the extent applicable, GAAP). In determining Manufacturing Cost, the manufacturing Party shall take into account, in accordance with GAAP to the extent applicable and in accordance with such Party's normal and customary practices and procedures, including without limitation consideration of risks and uncertainties associated with projections related to the Products in question, projections of sales of such Products for at least a twelve month period made in good faith by ABI, in consultation with Cepheid, in accordance with its normal and customary procedures. Manufacturing Cost of Products will be established and reestablished based upon projections for a period of not less than the next upcoming twelve month period, may be changed no more frequently than Quarterly (and any new Manufacturing Cost will be effective only as of the first day of a Quarter), and any new Manufacturing Cost of Products will not be applied except upon a minimum of sixty (60) days prior notice from the manufacturing Party to the other Party, unless the Parties otherwise agree.

2.22   "Materials" means reagents and reagent components, including without limitation labeled and unlabeled oligonucleotides (such as, without limitation, primers and probes) used in or useful for Real Time PCR and the polymerase used for the Real Time PCR reaction, including without limitation ABI PCR Materials, reconstitution buffers or solutions, and any other consumable products, limited life products or other products that are contained in or are a part of and are sold with a Cartridge, and any such items and any other consumable products or limited life products, if any, that are not contained in or are a part of, or are not sold with Cartridges, that are used in connection with the use of a Cartridge when the Cartridge is used for Real-Time PCR analysis. Specifically excluded from the definition of Materials is the GeneXpert Module, which Cepheid will sell to USPS either directly or by way of the Smiths Industries/Northrop Grumman supply chain or other Third Parties.

2.23   "Net Sales" means the actual amount received from sales of Products to Third Parties and, unless sold for resale, Affiliates of a Party, less: trade, cash and quantity discounts, if any, actually allowed, other allowances actually applied, amounts refunded for faulty or defective product, returns, rejections, bad debt determined and applied in accordance with the selling Party's normal and customary policies and procedures and, to the extent applicable, GAAP, freight, insurance and other transportation costs, tariffs, duties, sales tax, and similar governmental charges paid (except income taxes) paid with respect to the Products sold. It is understood and agreed that sales or other distribution of Products may only be made to the USPS or to a Third Party or an Affiliate of a Party for sale to and use by the USPS.

2.24   "Other Chemical Materials" means reagents and reagent components, used in or useful for Real Time PCR (but not the polymerase used for Real Time PCR, which is in all cases an ABI PCR Material), reconstitution buffers or solutions, and any other consumable chemical products, limited life chemical products or other chemical products that are contained in or are a part of and are sold with a Cartridge, and any such chemical items and any other consumable chemical products or limited life chemical products that are not contained in or are a part of, or are not sold with, Cartridges, that are used in connection with the use of a Cartridge when the Cartridge is used for Real Time PCR, excluding, in every case, ABI PCR Materials.

2.25   "PCR Rights" means the following patents: those of Roche Molecular Systems, Inc. and F. Hoffmann-La Roche Ltd : United States Patent Nos. 4,683,202, 4,683,195, 4,965,188, 5,210,015, 5,487,972, 5,476,774, and 5,219,727, and corresponding foreign counterpart patent claims, and Roche's United States Patent No. 5,804,375 (Claims 1-12) and foreign counterpart claims, covering 5' Nuclease reaction mixtures; and those of Applera Corporation: United States Patent Nos. 5,538,848, 5,876,930, 6,030,787, 6,258,569 B1 and 5,656,493, and corresponding foreign counterpart patent claims.

2.26   "Products" means Cartridges containing or employing Materials, including without limitation, in all cases, the polymerase necessary to perform a PCR assay constituting an Authorized Use in combination with all such other reagents, enzymes and other materials as are necessary to perform such PCR assay.

2.27   "Quarter" means a fiscal quarter of a Party, in each case an approximately three month period beginning on or about the first day of January, April, July or October next following the Effective Date, and each three month period thereafter, except that the first Quarter will include the period from the Effective Date to the first day of the nearest such three month period after the Effective Date. Precise dates for the beginning and ending of Quarters may vary in accordance with a Party's customary accounting practices and procedures in accordance with GAAP. Upon a Party's request, the other Party will provide the requesting Party with a schedule of the replying Party's fiscal Quarters.

2.28   "Real Time PCR" means using the 5' nuclease detection process in the practice of PCR as is described and claimed in ROCHE's United States Patents Nos. 5,210,015 and 5,487,972.

2.29   "Residual Revenue" means [***] from sales of Products during a Quarter by Cepheid, less (i) unless otherwise expressly set forth in this Agreement, [***] and (ii) [***] (iii) such other amounts as the Parties expressly agree in writing are to be deducted from Net Sales for the purpose of determining Residual Revenues.

2.30   "Second Generation Products" means Products containing and employing for the identification of bio-threat agents dyes and quenchers that are manufactured by ABI or, if not manufactured by ABI, that are specifically identified as second generation dyes and quenchers by ABI in a writing to Cepheid.

2.31   "Third Party" means a person or entity that is not a Party or an Affiliate of a Party.

2.32   "Work Plan" means a plan of action to accomplish the goals of the Joint Development Program.

3. The Initial Reagent Product Supply

3.1 Initial Product Unchanged. Until such time as the parties have completed their joint development of Second Generation Products, the initial Products manufactured for the USPS will be the validated initial Products described above under Background. It is intended that ABI will source the labeled oligos component of such initial Products from the supplier used by Cepheid as of the Effective Date. ABI will also use commercially reasonable efforts to provide[***], or its equivalent, as required for the manufacture of Products. ABI, through Cepheid as its contract packer of Cartridges, will then dry and pelletize the oligos and [***]or equivalent and seal the Cartridges for shipment. The parties will jointly work out a delivery schedule for the oligos and [***]commensurate with the manufacturing capabilities of the supplier used by Cepheid as of the Effective Date and the delivery schedule desired by the USPS. The specifications for the initial validated Products shall be those agreed upon by the Parties, and shall be based on and include the validated specifications accepted by the USPS, except to the extent the Parties otherwise agree. Cepheid will use commercially reasonable efforts to pack Cartridges and ensure that Products meet such specifications. Cepheid will purchase Materials for such initial Products from ABI, unless ABI is unable to supply such Materials to Cepheid, in which case Cepheid may purchase such Materials, except polymerase, from Third Parties.

3.2 <u>Cepheid Appointed as ABI Contract Packer of Cartridges</u>. ABI will engage Cepheid to be its exclusive packer of Cartridges for sale to or for the use of the USPS for USPS use in Bio-Threat Agent Detection Systems, pursuant to the Cartridge Packing Agreement. ABI and Cepheid will execute the Cartridge Packing Agreement, containing such terms upon which the Parties may mutually agree in each of their sole discretion, concurrently with or promptly after the Effective Date. In general, under the Cartridge Packing Agreement, Cepheid will dry down and pelletize the necessary Materials, pack them into Cartridges, complete packaging of the Cartridges, and store and maintain same subject to the order of ABI. ABI will manufacture or source and furnish to Cepheid for packing all necessary polymerase and all reagents, enzymes and other materials necessary to perform the anthrax assay or such other assays as the Parties agree Products will perform. All Products shall labeled as ABI Products as more fully set forth in Section 5.6 and will be labeled and distributed with appropriate label licensing statements, as provided in Section 6.3. The price Cepheid may charge ABI for its packing services shall be capped as set forth in Section 7.7.

3.3 <u>Cepheid Appointed Distributor</u>. ABI will engage Cepheid to be its exclusive distributor of Cartridges and associated Materials for sale to the USPS or a Third Party for resale to the USPS, and use by the USPS in Bio-Threat Agent Detection Systems, pursuant to the Distributor Agreement. The Distributor Agreement shall contain such terms and conditions upon which the Parties may agree in each of their sole discretion, and shall provide that the transfer price of finished Products sold by ABI to Cepheid as distributor [***], provided that such price charged to Cepheid as distributor shall not exceed [***]. The Distributor Agreement shall also provide that Cepheid must inform ABI of the price of Products to the USPS, the end-user, as ABI's royalty to Roche is based on such price.

3.4 <u>Initial Product Intellectual Property Issues</u>. In order to avoid unnecessary liability, the parties will work together to seek to identify any Intellectual Property Rights required to manufacture and distribute Products and seek to resolve same to their mutual satisfaction. [***]

4. Joint Development Program for Second Generation and Later Products

4.1 <u>Costs; Diligence</u>

    4.1.1 <u>Work Plan, Budget, Responsibility for Costs, Minimum FTEs</u>. Immediately after the Effective Date, the Parties shall work together and use diligent and continuing efforts to establish at the earliest feasible time a Work Plan for the Joint Development Program. Except as provided below, each Party will pay its own costs and expenses in connection with its activities in furtherance of the Joint Development Program.

    4.1.2 <u>Diligence, Minimum FTEs</u>. Commencing immediately after the Effective Date, the Parties will use commercially reasonable efforts and devote personnel each Party reasonable believes are sufficient in number, skills and experience to conduct the Joint Development Program in accordance with the terms and conditions of this Agreement. However, the parties recognize that it is imperative to complete development of Second Generation Products as soon as feasible. Hence, a major goal of the collaboration established by this Agreement is to have a completed, validated Second Generation Products, using ABI PCR Materials if their advantages can be realized, for use with Bio-Threat Agent Detection Systems for sale within six months of the Effective Date. Without diminishing the obligations of the Parties set forth above, until such time as Second

Generation Products are developed and substituted for initial Products, unless and until the Parties otherwise agree in writing, each Party shall assign and commit no less than two (2) FTEs of research and development personnel continuously to the Joint Development Program.

4.2 Development of Second Generation Products

4.2.1 Responsibilities of the Parties. In close consultation with each other, ABI and Cepheid will attempt to substitute new dyes, quenchers, polymerases, and/or any other components that the parties deem necessary to enhance the manufacturability and ease of manufacture of Products. Each Party will conduct its own tests as it sees fit. Cepheid will have the responsibility for ensuring that reagents selected by the Parties or suggested by ABI can be pelletized effectively and that they work in a manner compatible with the cartridge and associated thermal cycling instrument. A significant goal of the Joint Development Program is to enhance the manufacturability and minimize the overall costs to the Parties of Products.

4.2.2 Information Exchange. The Parties will use reasonable efforts to keep each other informed with respect to all activities directly related to the Joint Development Program, including without limitation access to design plans and drawings, specifications, engineering change orders, software, supplier information, nucleic acid sequences, processes, materials, validation information, and chemistries directly related to the Bio-Threat Agent Detection System. Both Parties will participate in milestone reviews for the Bio-Threat Agent Detection System in accordance with a schedule to be agreed upon by them.

4.2.3 Development Teams.   Each Party will assign personnel to its development team that it believes have the appropriate skills and experience to accomplish the work established in the Work Plan or to otherwise achieve the goals of the Joint Development Program. It is expected that such teams will work together to accomplish the goals of the Joint Development Program including, if appropriate, conducting efforts at the same facility.

4.3 Joint Steering Committee

4.3.1 Purpose. A joint steering committee will be established to oversee the Joint Development Program established by this Agreement ("Joint Steering Committee"). The duties of the Joint Steering Committee will include, but not be limited to, the following:

(A)   General oversight of all aspects of the Joint Development Program, including definition, development, manufacturing (supply), marketing, sales, and support of Products;

(B)   development and implementation of the Work Plan;

(C)   development and approval of budgets;

(D)   organization of development teams and general oversight of their activities;

(E)   review of forecasts for Net Sales of the Products; and

(F)   initial forum for the resolution of disputes arising under this Agreement

4.3.2 Membership. The Joint Steering Committee will be comprised of three (3) employees from Cepheid and three (3) employees from ABI. A Party's members of the

Joint Steering Committee will be appointed by the Party at its sole discretion.. Substitute employees may be appointed at any time. The Joint Steering Committee will be chaired in the first year by a senior representative from Cepheid and thereafter on a rotating annual basis, by a senior representative from ABI or Cepheid. The Parties will appoint their respective members of the Joint Steering Committee, and each Party will disclose such members to the other Party in writing, promptly after the Effective Date.

4.3.3. <u>Meetings.</u> The Joint Steering Committee will meet as often as is reasonably necessary to accomplish its purpose but at least quarterly, on a mutually agreeable date and at a place selected initially by Cepheid, and then by each Party in turn thereafter. Representatives of either Party, or both, in addition to members of the Joint Steering Committee, may attend such meetings at the invitation of either Party. The Joint Steering Committee may hold meetings by teleconference or videoconference if they mutually agree. At each meeting, the Party whose member is not the Chairman of the meeting will appoint a Secretary to record the minutes of the meeting.

4.3.4. <u>Joint Steering Committee Decisions and Dispute Resolution</u>. A quorum for the conduct of business at meeting of the Joint Steering Committee shall consist of at least two members from each Party. Decisions by the Joint Steering Committee will be made by consensus - that is, all members in attendance at a meeting at which there is a quorum must agree. If the Joint Steering Committee is unable to reach agreement on a matter, within 10 business days the matter will be submitted for resolution to the Chief Executive Officer of Cepheid and the President of ABI's Applied Biosystems Group. In the event that the Presidents of each Party cannot reach agreement within 10 business days after receiving notice from the Joint Steering Committee, which period may be extended by mutual agreement of the Parties, then either Party may initiate mediation to resolve the matter in accordance with the rules and procedures set forth in Exhibit <u>13.18</u>.

4.3.5 <u>Records of Decisions.</u> It is anticipated that significant decisions of the Joint Steering Committee, such as approval of budgets, will be reflected in written minutes of meetings that will be circulated to all Joint Steering Committee members for review and comment before being filed as final records of the Joint Steering Committee.

4.3.6 <u>Expenses</u> The Parties will each bear all expenses of their respective members related to their participation on the Joint Steering Committee.

5. General Intellectual Property

5.1 <u>Ownership of Intellectual Property, Certain Infringement Actions Regards Collaboration Joint Intellectual Property</u>.

5.1.1 <u>Background Cepheid Intellectual Property</u>. All rights, title and interest in and to Background Cepheid Intellectual Property, whether patentable or copyrightable or not, will belong to and be retained by Cepheid and will be subject to the terms and conditions of this Agreement.

5.1.2 <u>Collaboration Joint Intellectual Property</u>. All rights, title and interest in and to Collaboration Joint Intellectual Property, whether patentable or copyrightable or not, will belong jointly to ABI and Cepheid and will be subject to the terms and conditions of this Agreement. Each Party will have the right to independently practice the Collaboration Joint Intellectual Property, without accounting to the other Party, only to the extent that the practice of the Collaboration Joint Intellectual Property by ABI does not require rights under Background Cepheid Intellectual Property, or any other Intellectual Property Rights owned by, either partially or wholly, or licensed to Cepheid (other than by ABI), and that practice of the Collaboration Joint Intellectual Property by Cepheid does not require rights under Background ABI Intellectual Property, or any other Intellectual Property Rights owned by, either partially or wholly, or licensed to ABI (other than by Cepheid). Additionally, each Party will have the right but not the obligation to bring, at its own expense, an infringement action against any Third Party under its interest in Joint Collaboration Intellectual Property, subject to the same limitations set forth above with respect to the practice of the Joint Collaboration Intellectual Property by Cepheid or ABI. The Parties will assist one another and cooperate in any such litigation at the other's reasonable request, and, if a Party is necessary in order to institute or maintain an infringement suit by the other Party as defined by law, that Party agrees to be joined in the suit, at the expense or the prosecuting Party.

5.1.3 Background ABI Intellectual Property. All rights, title and interest in and to Background ABI Intellectual Property, whether patentable or copyrightable or not, will belong to and be retained by ABI and will be subject to the terms and conditions of this Agreement.

5.2. Filing of Patent Applications.

5.2.1 Collaboration Cepheid Intellectual Property. Cepheid will have the first right, using in-house or outside legal counsel selected by Cepheid's sole discretion, to prepare, file, prosecute, maintain and extend patent applications for Collaboration Cepheid Intellectual Property in countries of Cepheid's choosing. Cepheid will bear all costs relating to such activities. Cepheid will solicit ABI's advice and review of the patent applications, and Cepheid will take into consideration ABI's advice thereon, but whether to implement such advice shall be in Cepheid's sole discretion. If Cepheid elects not to prepare, file, prosecute or maintain certain of the patent applications or any claims encompassed within the patent applications, in one or more countries, Cepheid will give ABI notice thereof within a reasonable period prior to allowing the patents or claims to lapse or become abandoned or unenforceable, and ABI will thereafter have the right, at its sole expense and discretion, to prepare, file, prosecute, and maintain the patent applications or, by means of continuations in part, divisionals or other appropriate methods, claims, in the name of ABI in the one or more countries. Cepheid will, at ABI's expense, assign the patent applications and claims to ABI and provide reasonable assistance to ABI to facilitate the filing and prosecution of all the patent applications or claims that Cepheid has elected not to pursue, and Cepheid will execute all documents reasonably deemed necessary or desirable by ABI therefor. Unless otherwise agreed by the Parties in writing, ABI will provide to Cepheid a royalty-free, worldwide, perpetual, non-exclusive license, with right to sublicense, under all the patent applications and claims that Cepheid has elected not to pursue and ABI has elected to pursue under this Section 5.2.1. If claims describing Collaboration Cepheid Intellectual Property are combined in a patent application with claims describing Background Cepheid Intellectual Property that is not Collaboration Cepheid Intellectual Property, ABI's rights under this Section 5.2.1 will be limited to those claims describing Collaboration Cepheid Intellectual Property. ABI and Cepheid will each hold all information it presently knows or acquires under this Section 5.2.1 as Confidential Information in accordance with Section 8.

5.2.2 Collaboration ABI Intellectual Property. ABI will have the first right, using in-house or outside legal counsel selected by ABI's sole discretion, to prepare, file, prosecute, maintain and extend patent applications for Collaboration ABI Intellectual Property in countries of ABI's choosing. ABI will bear all costs relating to such activities. ABI will solicit Cepheid's advice and review of the patent applications, and ABI will take into consideration Cepheid's advice thereon, but whether to implement such advice shall be in ABI's sole discretion. If ABI elects not to prepare, file, prosecute or maintain certain of the patent applications or any claims encompassed within the patent applications, in one or more countries, ABI will give Cepheid notice thereof within a reasonable period prior to allowing the patents or claims to lapse or become abandoned or unenforceable, and Cepheid will thereafter have the right, at its sole expense and discretion, to prepare, file, prosecute, and maintain the patent applications or, by means of continuations in part, divisionals or other appropriate methods, claims, in the name of Cepheid in the one or more countries. ABI will, at Cepheid's expense, assign said patent applications to Cepheid and provide reasonable assistance to Cepheid to facilitate the filing and prosecution of all the patent applications and claims that ABI has elected not to pursue, and ABI will execute all documents reasonably deemed necessary or desirable by Cepheid therefor. Unless otherwise agreed by the Parties in writing, Cepheid will provide to ABI a royalty-free, worldwide, perpetual, non-exclusive license, with right to sublicense, under all the patent applications that ABI has elected not to pursue and Cepheid has elected to pursue under this Section 5.2.2. If claims describing Collaboration ABI Intellectual Property are combined in a patent application with claims describing Background Collaboration ABI Intellectual Property that is not Collaboration ABI Intellectual Property, Cepheid's rights under this Section 5.2.2 will be limited to those claims describing Collaboration ABI Intellectual Property. ABI and Cepheid will each hold all information it presently knows or acquires under this Section 5.2.2 as Confidential Information in accordance with Section 8.

5.2.3 <u>Collaboration Joint Intellectual Property</u>. ABI and Cepheid will jointly have the right, using in-house or outside legal counsel selected by both Parties, to prepare, file, prosecute, maintain and extend patent applications for Collaboration Joint Intellectual Property in countries of the Party's choosing. But, if the practice of the Collaboration Joint Intellectual Property would necessarily infringe claims of patents or patent applications claiming Background ABI Intellectual Property, the Collaboration Joint Intellectual Property will, for the purposes of this Section 5.2.3 only, be treated as Collaboration ABI Intellectual Property under Section 5.2.2; and, if the practice of the Collaboration Joint Intellectual Property would necessarily infringe claims of patents or patent applications claiming Background Cepheid Intellectual Property, the Collaboration Joint Intellectual Property will, for the purposes of this Section 5.2.3 only, be treated as Collaboration Cepheid Intellectual Property under Section 5.2.1. If only one Party ("Filing Party") desires to file a patent application in one or more countries, then the Filing Party will thereafter have the right, at its sole expense, to prepare, file, prosecute, and maintain the applications in its own name in the one or more countries; and the other Party will, at its own expense, assign said patent applications to the Filing Party and provide reasonable assistance to the Filing Party to facilitate the filing and prosecution of all the patent applications that the other Party has elected not to pursue, and the other Party will execute all reasonable documents deemed necessary or desirable by the Filing Party therefor. The Filing Party will provide to the other Party a royalty-free, worldwide, perpetual non-exclusive license, with right to sublicense, under all the patent applications that the other Party has elected not to pursue and the Filing Party has elected to pursue under this Section 5.2.3. ABI and Cepheid will each hold all information it presently knows or acquires under this Section 5.2.3 as Confidential Information in accordance with Section 8.

5.3 <u>Interfering Third Party Intellectual Property</u>. If a Party believes that any activities within the Joint Development Program infringe any Intellectual Property Rights of a Third Party, that Party will promptly notify the other Party, and the Joint Steering Committee will seek to agree upon the appropriate response to be taken.

5.4 <u>Patent Litigation</u>.

5.4.1 <u>Defense Against Third Party Claims; Sharing of Costs for Certain Third Party Infringement Claims</u>. In the event of the institution of any suit by a Third Party against Cepheid or ABI alleging that the manufacture, use, sale, distribution or marketing of Products pursuant to this Agreement infringes a Third Party patent, the Party sued will promptly notify the other Party in writing. If the infringement claimed in the suit is an infringement claim with respect to which one Party indemnifies the other Party pursuant to Section 11.4.1 or 11.5.1, and the Party providing the indemnification accepts its indemnification obligation in a writing to the other Party, the Party affording the indemnification shall have the right to defend the suit, as set forth in Section 11. In addition, whether or not such Party accepts its indemnification obligation in writing, the Party that indemnifies the other pursuant to Section 11.4.1 or 11.5.1 shall be fully responsible for such claim in accordance with Section 11.4.1 or 11.5.1, as the case may be. If the claim of infringement is not a claim with respect to which one Party indemnifies the other Party pursuant to Section 11.4.1 or 11.5.1, the Parties shall cooperate and select mutually agreeable counsel to defend the claim on behalf of both Parties; and each Party shall be responsible for fifty percent (50%) of the costs of defense, and of any damages that may be finally awarded. If one Party pays more than fifty percent (50%) of any such defense costs or damages at any time (such as, for example, if one Party but not the other pays an invoice from defense counsel), the other Party shall reimburse the paying Party a sufficient amount so that it shall have paid fifty percent (50%) of the amount paid within thirty (30) days after receipt of an invoice therefor. No amounts paid by a Party in the defense of any such suit, or to pay any damages, shall be deducted from Net Sales for the purposes of determining Residual Revenue. The Parties will cooperate in the defense of the suit, and shall jointly instruct defense counsel. However, if the Parties cannot agree with respect to any matter regarding such defense, ABI shall have the right to determine the matter, and Cepheid may obtain counsel of its choosing, at its expense, to defend its interests in the claim, and neither Party shall have any obligation to reimburse the other for costs of defense incurred after the date counsel for Cepheid enters its appearance; provided, that if the matter is a claim covered by subsection (iv) of Section 11.6A that involves primarily Cartridges and/or GeneXpert Modules, then Cepheid rather than ABI shall have the right to determine the matter, and ABI may obtain counsel of its choosing, at its expense, to defend its interests in the claim, and neither Party shall have any obligation to reimburse the other for costs of defense incurred after the date counsel for ABI enters its appearance. However, the Parties shall each remain responsible for one half of any infringement damages awarded on account of the manufacture or sale of Products pursuant to this Agreement, except with respect to claims with respect to which one Party indemnifies the other Party pursuant to Section 11.4.1 or 11.5.1, as set forth above. Each other Party will have the right but not the obligation to defend or participate in the defense of such suit, in addition to the counsel representing both Parties, at its own expense. Cepheid and ABI will assist one another and cooperate in any such litigation at the other's reasonable request without expense to the requesting Party. A Party defending any such action alone will have full control over its conduct, including settlement thereof; however, no settlement of an action will be made without the prior written consent of the other Party if such settlement would adversely affect the rights of the other Party, such consent not to be unreasonably withheld or delayed.

5.4.2 <u>Prosecution of Infringement Action</u>. In the event that Cepheid or ABI becomes aware of actual or threatened infringement of a patent resulting from Collaboration Cepheid Intellectual Property, Collaboration ABI Intellectual Property, or Collaboration Joint Intellectual Property, that Party will promptly notify the other Party in writing. Either owner of a patent resulting from the intellectual property will have the first right but not the obligation to bring, at its own expense, an infringement action against any Third Party and to use the other Party's name in connection therewith. If an owner of the patent does not commence a particular infringement action within 90 days, the other Party, after notifying the owner in writing, will be entitled to bring the infringement action at its own expense. The Party conducting the action will have full control over its conduct, including settlement thereof. But, no settlement of an action will be made without the prior written consent of the other Party if such settlement would adversely affect the rights of the other Party, such consent not to be unreasonably withheld or delayed. In any event, Cepheid and ABI will assist one another and cooperate in any such litigation at the other's reasonable request without expense to the requesting Party, and, if a Party is necessary in order to institute or maintain an infringement suit by the other Party as defined by law, that Party will join such suit, represented by its own counsel.

5.4.3 <u>Expenses</u>. Cepheid and ABI have the right to first recover their respective actual out-of-pocket expenses, or proportionate share thereof, in connection with any litigation or settlement thereof from any recovery made by any Party. Any excess amount will be shared between ABI and Cepheid in an amount proportional to their respective out-of-pocket expenses.

5.4.4 <u>Information</u>. The Parties will keep one another reasonably informed of the status of their respective activities regarding any such litigation or settlement thereof.

5.5 <u>Effect of Bankruptcy</u>. All rights and licenses granted under this Agreement by one Party to the other Party are, and will irrevocably be deemed to be, "intellectual property" as defined in Section 101(56) of Title 11, U.S. Code ("Bankruptcy Code"). In the event of the commencement of a case by or against either Party under any Chapter of the Bankruptcy Code, this Agreement will be deemed an executory contract and all rights and obligations hereunder will be determined in accordance with Section 365(n) thereof.

5.6 <u>Branding, Trademarks and Non-Proprietary Names</u>. Products distributed to end users will be branded in such a manner that both Party's logotypes will appear with approximately equal weight and size on all packaging, product inserts and accompanying literature, except to the extent the Parties otherwise agree. Unless otherwise agreed, the logotypes and brands on Products will appear approximately as follows on all packaging, labels and product inserts:

[Applied Biosystems name and logotype] (Product Name) PCR Kit
for use with [Cepheid name and logotype] GeneXpert® Detection Systems

All representations of a Party's Marks that the other Party intends to use will first be submitted to such other Party for approval (which will not be unreasonably withheld or delayed) of design, color and other details. The Joint Steering Committee, at equally shared expense between each Party, will be responsible for the selection, registration and maintenance of all trademarks that it employs to name or identify Products, and both Parties will own and control such trademarks jointly. Each Party hereby grants to the other Party a non-exclusive right and license to use the marks, trade names (including without limitation the names "Cepheid" and "Applied Biosystems") and logos (collectively, "Marks") that the Parties by mutual agreement may employ from time to time with respect to Products in connection with Cepheid's contract manufacture and ABI's sale and distribution of Products. Except as set forth in this Section 5.6, nothing contained in this Agreement will grant to either Party any right, title or interest Marks of the other Party. Each Party hereby agrees to defend and indemnify the other Party and hold it harmless against claims by a Third Party that the use by the other Party of a Mark owned by a Party in a manner expressly authorized by such Party in writing infringes intellectual property rights of such Third Party.

6. PCR and Thermal Cycler Licensing, Royalties to Roche, to ABI, and to Third Parties

6.1 <u>General Explanation of ABI's Licensing Program</u>. PCR is a proprietary technology covered by several U.S. patents, including U.S. Patent Nos. 4,683,195, 4,683,202, and 4,965,188, and by issued and pending counterpart patents outside the U.S that are licensed to ABI or its Affiliates. These patents are owned by Roche Molecular Systems, Inc. a wholly owned subsidiary of the F. Hoffmann La Roche Company, and are exclusively licensed to the Applera Corporation for automated practice in the field of research and other applications other than human diagnostics. Certain sublicenses to these patents are administered through Applera Corporation's ABI Group. These sublicenses under the PCR process patents are for automated performance of the PCR process for research and for other designated fields, and include as one component an up-front fee payable for each thermal cycler used to perform the PCR process. This establishes a

Thermal Cycler "Authorization". The expression "Authorized" means that the user's up-front license fee has been paid. ABI grants rights to thermal cycler manufacturers to include the Authorization with their thermal cyclers, and to permit manufacturers to sell their instruments for PCR and to promote their instruments as "Authorized for PCR". Under the terms of ABI's license, manufacturers who pay the fee do not induce infringement by promoting and advertising their instruments for PCR, selling to PCR users and supporting such use. In addition, ABI owns patents that disclose and claim PCR thermal cycler apparatus, automated methods for performing PCR in thermal cyclers, and systems comprising thermal cyclers loaded with PCR reagents and programmed to perform a PCR protocol. A number of these patents have issued to Applera in Europe, the U.S. and elsewhere in the world. The running-royalty component of the PCR license required for a user to perform internal research and development activities is obtained through the user's purchase and use of thermostable polymerase purchased from a manufacturer licensed by Roche to sell such polymerase. The rights under this component of this license are conveyed generally through a label license accompanying the polymerase.

6.2 Application of the PCR Licensing Program to this Agreement.

      6.2.1   Background Information. The right to perform PCR-based services in any of the fields under which ABI has PCR rights (which include environmental testing such as the bio-threat testing described in this Agreement performed by Bio-Threat Agent Detection Systems) requires additional rights beyond those conveyed by the use of a licensed polymerase with an Authorized Thermal Cycler. Those rights can be obtained either directly from ABI or through the purchase of products bearing a valid label license conveying the necessary rights.   Additionally, because Products employ the 5' nuclease detection assay, other rights not conveyed through ABI's basic PCR licensing program must be otherwise conveyed to the end user. At the present time there is no program in place to offer separate licenses or authorizations for the performance of the 5' nuclease detection assay. As a result, the rights to perform PCR in conjunction with the 5' nuclease detection assay under this Agreement will be provided to the USPS exclusively through such end user's purchase of Products comprised of ABI PCR Materials packaged in a Cartridge and designed for use with Cepheid's GeneXpert instrument, which is an Authorized Thermal Cycler.

      6.2.2 Licensing of Reagents. All PCR rights held by ABI required to perform the assays for which Products are promoted and sold will be provided as part of the purchase of Products, and will be reflected in a label license accompanying Products sold to the USPS.

      6.2.3 Licensing of Thermal Cycling Instruments. As stated above, the GeneXpert instrument is an Authorized Thermal Cycler under AB's Thermal Cycler Supplier licensing program. The label license authorized by ABI provided with such instrument defines the instrument as an Authorized Thermal Cycler under the basic PCR process patents. [***]

6.3 Label License Statements. The following label license, or such other label license a ABI may designate, shall accompany all Products sold:

Notice to Purchaser: Limited License

A license under U.S. Patents 4,683,202; 4,683,195 and 4,965,188 or their foreign counterparts, owned by Roche Molecular Systems, Inc. and F. Hoffmann-La Roche Ltd ("Roche"), has an up-front fee component and a running-royalty component. The purchase price of this Bio-threat Agent Detection Kit (Part No. _____) includes limited, non-

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transferable rights under the running-royalty component to use only this amount of that product to practice the Polymerase Chain Reaction ("PCR") and related processes described in said patents solely for bio-threat agent environmental detection and research activities of the purchaser when this product is used in conjunction with a thermal cycler whose use is covered by the up-front fee component. Rights to the up-front fee component must be obtained by the end user in order to have a complete license. These rights under the up-front fee component may be purchased from Applied Biosystems or obtained by purchasing an Authorized Thermal Cycler. The right to use this product to perform and to offer commercial services for bio-threat agent environmental detection applications, using PCR, including reporting results of purchaser's activities for a fee or other commercial consideration, is also granted with the purchase of said product. Further information on purchasing licenses to practice the PCR process may be obtained by contacting the Director of Licensing at Applied Biosystems, 850 Lincoln Centre Drive, Foster City, California 94404 or at Roche Molecular Systems, Inc.,1145 Atlantic Avenue, Alameda, California 94501.

Product literature or other documents may state that the Cepheid GeneXpert Module is an authorized thermal cycler within the meaning of the foregoing label license, as long as such statement is true.

6.4 <u>Royalty Payments to Roche, ABI, and Third Parties.</u>

6.4.1 <u>Roche Royalties</u>. Payment of any and all royalty payments due to Roche on account of the manufacture and sale of Products pursuant to this Agreement will be the responsibility of ABI. [***] the royalty to be paid to Roche by ABI is[***]

6.4.2 <u>ABI Royalties</u>. Cepheid will be responsible for maintaining its Thermal Cycler Supplier Agreement ("TCSUP") in good standing through prompt payment of all royalties due as well as compliance with other provisions of the TCSUP. [***]

6.4.3 <u>Royalties Due Other Third Parties</u>. If either Party believes that a license or other right is required from a Third Party, or that the payment of royalties or other consideration is required to be made to, a Third Party, to obtain Intellectual Property Rights to manufacture, sell or import Products, such Party shall notify the other Party. The matter will be presented to the Joint Steering Committee for consideration, and the Parties shall confer with respect to the matter to seek to agree as to whether any such rights are required and, if they agree that they are, how to obtain such rights. However, if the Parties do not agree, either Party may seek to obtain such rights on such terms and conditions as such Party in its sole discretion deems necessary and appropriate. The Party seeking to obtain such rights shall keep the other Party reasonably informed on a concurrent basis of the status of discussions and negotiation with the Third Party, will accurately respond to questions regarding such negotiations and their status, will counsel with and seek the advice of the other Party with respect to such negotiations, and will promptly furnish such other Party with copies of all material written (including electronic) communications with the Third Party, with copies of all drafts of agreements or other documents setting forth commitments or proposed commitments, and a copy of any executed agreement set forth the terms for the obtaining of any such rights, and all documents setting forth related agreements, commitments or understandings. The Party that did not enter into such agreement will reimburse the other Party [***] of any net amounts paid to such Third Party to obtain such rights within forty five (45) days after receipt of an invoice therefor. If such agreement affords rights other than solely rights to manufacture and/or sell Products subject to and pursuant to this Agreement, the reimbursing Party shall only be required to reimburse the other [***] [***]of the fair market value, determined as of the effective date of such agreement with the Third Party, of the proportionate value that the rights granted to manufacture and/or sell Products subject to and pursuant to this Agreement bear to the totality of rights granted pursuant to such agreement with the Third Party. Notwithstanding the foregoing, if such rights are sought to be obtained from an Affiliate of a Party, no such agreement will be entered into with such Affiliate without the written consent of both Parties. Neither the royalties or other amounts paid by the Party entering into such Agreement with the Third Party to obtain such rights, nor the amounts paid by the other Party to reimburse such Party[***], shall be. Notwithstanding the foregoing, however, if the license or other rights obtained are rights as to which one Party has indemnified the other pursuant to Section 11.4.1 or 11.5.1, then each Party shall only be required to reimburse the other Party [***]of such payment out of [***]received by the reimbursing Party. For the purposes of clarity, it is understood and agreed that neither Party shall be required to reimburse the other Party for any amounts except amounts paid to obtain any such rights with respect to Products sold pursuant to this Agreement. In particular, and without limiting the generality of the foregoing, neither Party shall be required under this Section 6.4.3 to reimburse the other party for punitive, multiple or similar damages, or costs of defending any action or proceeding.

6.5   No Express or Implied License. It is expressly understood and agreed that nothing contained in this Agreement, the Cartridge Packing Agreement or the Distribution Agreement shall be deemed to grant to Cepheid a right or license to manufacture ABI PCR Materials or to practice any claims of the PCR Rights. The foregoing shall not be deemed to limit Cepheid's rights to properly use properly labeled Materials as an end user, or Cepheid's rights under its TCSUP with ABI.

7. Exclusivity, No Implied Licenses, Sales, Value Sharing

7.1   <u>Exclusivity</u>. During the term of this Agreement, neither Party nor its Affiliates directly or indirectly will market, sell, or distribute any Products containing ABI PCR Materials, or Products the manufacture, sale or use of which would require PCR Rights, to the USPS or for use by or for the benefit of the USPS for the detection of anthrax or other bio-threat agents that the Parties have agreed in writing are intended to be detected by Products except in accordance with the terms and conditions of this Agreement.

7.2   <u>No Implied Licenses</u>. No license or other right is granted or is to be construed as being granted hereunder by one Party to the other Party, whether express, implied, or by estoppel, to any Intellectual Property Rights, or to trademark, trade dress, or service mark rights, or any other intellectual property rights, owned, used, licensed to, or otherwise controlled by, a Party, except solely for the purposes of manufacturing and selling Products to or for the use of the USPS as expressly set forth in this Agreement.

7.3   <u>Sales of Products; Approval of Sales Agreement</u>.   Cepheid shall be responsible for sales of Bio-Threat Agent Detection Systems, including as a distributor of Products purchased from ABI, to the USPS, either directly or through Northrop-Grumman or another Third Party selected by Cepheid. Cepheid will use commercially reasonable efforts to execute a sales agreement covering the sales of Products to or for the use of the USPS (that is, an agreement covering Products but not GeneXpert Modules, which Cepheid will seek to make the subject of a separate agreement). [***] Cepheid shall not under any circumstances enter into any agreement with the

USPS or any Third Party or any other party, and any amendment of any such agreement entered into, for the sale or other distribution of Products without the express written consent of ABI. Cepheid will use its reasonable best efforts to cause any such agreement to name ABI as a named third-party beneficiary under the Agreement. Cepheid shall deliver copies of drafts of any proposed agreement covering Products to ABI for review and comment, and shall deliver to ABI, at least [***]before execution thereof by the parties thereto, or such shorter time to which ABI may agree, the final proposed form of such Agreement. [***]Cepheid shall promptly notify ABI of any claim of breach of such agreement by the USPS, Northrop Grumman, or the Thirty Party thereto, and promptly furnish to ABI copies of any writing notifying Cepheid of or relating to any such breach. Any sales agreement shall provide that Cepheid be informed of the price of Products to the USPS, the end-user, so that Cepheid may inform ABI, as ABI's royalty to Roche is based on such price.

7.4   Sales Forecasts. In its role as distributor of Products to the USPS, Cepheid shall immediately prior to the beginning of each Quarter provide to ABI a rolling forecast of projected sales for each of four quarters into the future. These forecasts will be based on reasonable commercial efforts by Cepheid to estimate future sales, and will be updated at the beginning of each month for the current quarter.

7.5.   Pricing. The price for Products to the USPS, or Northrop-Grumman or other Third Party, as the case may be, shall be determined by Cepheid in its sole discretion. If Products are sold together with GeneXpert Modules, or as part of Bio-Threat Agent Detection Systems, the price paid for Products to be used in the determination of Net Sales shall be deemed to be the higher of any price for the Products that is separately stated in connection with the sale, Cepheid's then retail list price for the Products sold, or the Net Sales amount received for the sale less the deemed price of the GeneXpert Modules sold, with such deemed price being the higher of Cepheid's retail list price therefor or the average price paid for the then most recent five GeneXpert Modules sold as independent units.

7.6   Value Sharing. Payment to ABI of [***]Promotional Products. Each Party shall be entitled to [***]realized upon the sale of Products. It is understood and agreed that ABI will appoint Cepheid as its distributor of Products to the USPS, or to a Third Party for resale to and use by the USPS, pursuant to the terms of the Distributor Agreement. Accordingly, the Parties agree that to administer the above value sharing agreement, [***]It is understood and agreed that Cepheid may distribute products for no or for de-minimus consideration for promotional or testing purposes. Cepheid agrees that the amount of Products distributed for such purposes in any twelve (12) months period shall not exceed one percent (1%) of the aggregate number of Products sold for more than de-minimus consideration during such twelve (12) month period, unless ABI otherwise agrees. It is also understood and agreed that certain Products or parts thereof may be furnished to the USPS or its designees for validation purposes, with or without consideration, and nothing in this Section 7.6 shall be deemed to restrict Cepheid from providing a reasonable amount or number of Products or parts thereof for such purposes.

7.7   Cap on Manufacturing Cost. Notwithstanding anything contained in this Agreement to the contrary, for the purposes of [***]The Parties understand and agree that the initial Cartridge for the anthrax assay is capable of effectively performing one assay for one bio-threat agent, namely, anthrax. [***]If the Joint Steering Committee fails to agree on [***]shall be deemed a dispute and the matter shall be determined by arbitration as set forth in Exhibit 13,18. [***]

7.8   Reimbursement and Payment Process. Prior to the shipment of any revenue-generating Products, and on or about each anniversary thereafter on a date set by the Joint Steering Committee, and at any time there is a significant change in a Product being shipped, each Party will make a good faith estimate of [***] Within thirty (30) days after the end of each Quarter, Cepheid will submit to ABI a written itemized accounting and report of Products sales, Manufacturing Costs and royalties paid containing such information as ABI may reasonably request from time to time, but at a minimum setting forth the number and types of Products sold during the Quarter, the net amount billed therefor, the revenue received, [***]Based on that report, Cepheid will calculate the actual amount due to each Party and depending on the results either pay any balance due to ABI within forty five (45) days after the end of the Quarter, or issue an invoice to ABI for moneys due, which invoice ABI shall pay within thirty (30) days of receipt.

7.9   Books and Records; Audit. Using a Party's customary practices and procedures in accordance with GAAP, each Party will keep and maintain proper and complete records and books of account sufficient in detail to enable the verification of monies spent and received by each Party, and Manufacturing Cost of and subject royalties paid by each Party, in connection with each Party's obligations under this Agreement. The books and records will be retained for a period of at least 6 years after the end of the period for which such books and records pertain. Each Party will have the right from time to time (not to exceed once per calendar year) during normal business hours and upon 2 weeks prior written notice, to inspect in confidence, or have an agent, accountant or other representative inspect in confidence, such books and records of the other Party. The Party initiating the inspection will bear the costs thereof unless the inspection reveals a discrepancy unfavorable to that Party of at least 10%, in which case the other Party will pay the costs of the inspection. If the inspection results in a final determination that amounts have been overstated or understated, the applicable amount will be refunded or paid promptly by the appropriate Party. The inspecting Party will treat all information learned in the course of any audit or inspection as Confidential Information, and will maintain such Confidential Information in strict confidence, except to the extent necessary for the Party to reveal such information in order to enforce its rights under this Agreement or if disclosure is required by law. Any public accounting firm shall sign a customary confidentiality agreement as a condition precedent to their inspection, and shall report to the inspecting Party only its conclusion with such other information at the firm deems necessary by way of explanation.

8. Confidentiality

8.1   Non-Disclosure; Non-Use. Because Cepheid and ABI will be cooperating with each other under this Agreement, each may reveal Confidential Information to the other. The Parties agree, by using the same degree of care as each uses for its own information of like importance, but not less than a reasonable degree of care, to hold in confidence any Confidential Information disclosed by the other Party hereunder, and not to disclose any Confidential Information of the other Party to any Third Party or, except as provided below, to any Affiliate, and not to use any Confidential Information disclosed by the other Party hereunder for any purpose other than carrying out its obligations under this Agreement (including, without limitation, furthering the Joint Development Program and this Collaboration), without the express written consent of the other Party. Each Party will disclose Confidential Information only to its employees or agents who have a need to know same for such purpose. With respect to any Confidential Information that is revealed by a Party to the other Party, the confidentiality and non-use requirements of this Section 8 will remain in force for a period of 5 years following the date the Confidential Information is disclosed, or 2 years after the expiration or termination of this Agreement, whichever is later.

8.2   Responsibility over Employees and Agents. Each Party will assume individual responsibility for the actions and omissions of its respective employees, agents and assigns, and to inform same of the responsibilities for confidentiality and non use under this Agreement, and to obtain their agreement to be bound in the same manner that the Party is bound.

8.3   Affiliates. Nothing herein will be construed as preventing either Party from disclosing any information to an Affiliate of ABI or Cepheid for the purpose of furthering the Joint Development Program or carrying out its obligations under this Agreement, provided such Affiliate has undertaken a similar obligation of confidentiality and non use with respect to the Confidential Information.

8.4   Bankruptcy. All Confidential Information disclosed by one Party to the other will remain the intellectual property of the disclosing Party. A bankrupt or insolvent Party will, to the extent permitted by law, take all steps necessary or desirable to maintain the confidentiality of the other Party's Confidential Information and to ensure that any court or other tribunal maintain such information in confidence in accordance with the terms of this Agreement. In the event that a court or other legal or administrative tribunal, directly or through an appointed master, trustee or receiver, assumes partial or complete control over the assets of a Party based on the insolvency or bankruptcy of such Party, the bankrupt or insolvent Party will promptly notify the court or other tribunal

        8.4.1 that Confidential Information received from the other Party under this Agreement remains the property of the other Party; and,

        8.4.2 of the confidentiality and non use obligations under this Agreement.

8.5   Publication. Neither ABI nor Cepheid will submit for written or oral publication any manuscript, abstract or the like that includes data or other information generated and provided by the other Party or otherwise developed by either Party under the Joint Development Program without first obtaining the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed. If written consent or written denial is not provided by the other Party within 90 days, the first Party will have the right to publish. But, the foregoing will not apply to customary literature that is prepared for marketing and sales purposes and that does not contain Confidential Information of the non publishing Party.

8.6   Compliance with Statutory Requirements. Nothing in this Agreement will be construed as preventing or in any way inhibiting either Party from complying with statutory or regulatory requirements governing the development, manufacture, use, sale, or other distribution, of Products in any manner that it reasonably deems appropriate, including, for example, by disclosing to regulatory authorities Confidential Information or other information received from a Party or Third Parties. However, the Parties will take reasonable measures to assure that no unauthorized use or disclosure is made by persons or entities to whom access to such information is granted under this Section 8.6.

8.7   Non-Solicitation. During the term of the Agreement, and for a period of one (1) year thereafter, a Party will not solicit any person who is employed by or is an exclusive consultant to the other Party and directly involved with the Joint Development Program or this Collaboration to terminate that person's employment by or consultancy to the other Party. As used herein, the term "solicit" will mean requesting, directly or indirectly, any employee or consultant to terminate his employment by or consultancy to a Party.

8.8   Compelled Disclosure. In the event that a Party ("Disclosing Party") is legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigation demand or similar process) to disclose any Confidential Information, the Disclosing Party will provide prompt prior written notice of such compulsion to the other Party, so that the other Party may seek a protective order or other appropriate remedy or, if appropriate, waive compliance with the terms of this Agreement. In the event that such protective order or other remedy is not obtained, the Disclosing Party will disclose only that portion of Confidential Information that it is advised by opinion of counsel is legally required to be disclosed, or else stand liable for contempt or suffer other censure or penalty, and will exercise its reasonable best efforts to obtain reliable assurance that confidential treatment required hereby will be accorded such Confidential Information; and the Disclosing Party will not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by the Disclosing Party not permitted by this Agreement.

9.   Term and Termination

9.1   Term. Unless terminated earlier as provided in this Section 9, this Agreement will commence on the Effective Date and will remain in full force and effect until the later of fifteen years from the Effective Date or the last to expire of the PCR Rights or any other issued patent owned or licensed to ABI or Cepheid that would be infringed by the manufacture, sale or importation of Products.

9.2   Termination.

9.2.1   This Agreement may be terminated without cause by mutual written agreement of the Parties, effective as of the time specified in such written agreement.

9.2.2   This Agreement may be terminated by either Party on or after [***]upon [***]written notice to the other Party if an agreement for the supply of Products to or for the use of the USPS has not been executed by Cepheid [***]provided, however, that if such agreement has not been executed by such date but negotiations therefor are continuing, either Party by written notice to the other given on or before [***]may defer the date by which such agreement must be signed to a date specified in such notice, but which date [***]. Any notice of termination pursuant to this Section 9.2.2 shall expressly state that it is a notice of termination given pursuant to Section 9.2.2 of this Agreement.

9.2.3   This Agreement may be terminated by either Party, in the event the other Party files in any court or agency under any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee of the other Party or of its assets, or if the other Party proposes a written agreement of composition or extension of its debts, or if the other Party will be served with an involuntary petition against it, filed in any insolvency proceeding, and the petition is not stayed or dismissed within 60 days after the filing thereof, or if the other Party will propose or be a Party to any dissolution or liquidation, or if the other Party will make an assignment for the benefit of creditors; or

9.2.4   This Agreement may be terminated by either Party upon any material breach of this Agreement by the other Party; except that the Party alleging such breach must first give the other Party written notice thereof, which notice must state the nature of the breach in reasonable detail and the other Party must have failed to cure such alleged breach within 60 days after receipt of the notice; and the Party alleging the breach must terminate this Agreement by written notice to the other Party given within 150 days of first giving the other Party such written notice.

9.2.5   This Agreement may be terminated by either Party any time after [***]written notice to the other Party if the Cartridge Packing Agreement and the Distributor Agreement have not both been executed and delivered by the Parties on or before November 30, 2002. Any notice of termination pursuant to this Section 9.2.5 shall expressly state that it is a notice of termination given pursuant to Section 9.2.5 of this Agreement. The Parties agree to use their respective reasonable best efforts to complete negotiation of and to execute and deliver such agreements prior to November 30, 2002.

9.2.6   [***]

9.3   Survival of Obligations and Certain Rights. Upon any termination of this Agreement, by expiration of the term or otherwise, neither Party will be relieved of any obligations incurred prior to such termination. Despite any termination of this Agreement, the obligations of the Parties under Sections 2 (to extent that a definition is required to interpret an operative Section of this Agreement) 5, 6 (with respect to the performance by the Parties of post termination obligations) and 7.2, Sections 7.6, 7.7 and 7.8 with respect to the performance by the Parties of post termination obligations, Sections 7.9, 8, 9.3, 10, 11, 12 (to the extent of post termination obligations), 13.3, 13.4, 13.5, 13.7, 13.8, 13.9, 13.10, 13.11, 13.12, 13.15, 13.16, 13.17 and 13.18, and, to the extent applicable, the Exhibits to this Agreement, as well as any other provisions that by their nature are intended to survive any termination, will survive and continue to be enforceable. In addition, no termination of this Agreement for whatever reason, for cause or without cause, shall relieve (i) ABI of its obligation to fill orders for Materials placed by Cepheid prior to the effective date ABI received or delivered the notice of termination, as the case may be, or in order to fulfill commitments binding on Cepheid as of the date ABI received or delivered the notice of termination, as the case may be, (ii) Cepheid of its obligation to pay for Materials delivered in fulfillment of such orders or for Materials previously delivered but not paid for, and to pay ABI its share of Residual Revenues, and (iii) either Party from fulfilling obligations to Third Parties, including without limitation warranty obligations, incurred prior to the date of termination or relating to Products ordered prior to the date of termination. In addition, Cepheid may sell all Products in inventory, and complete manufacture of and sell all Products the manufacture of which was commenced on or before the date of receipt or delivery, as the case may be, of the notice of termination, not used to fulfill any such binding orders. All such obligations and all purchases of Material and sales of Products pursuant to this Section 9.3 shall be processed and performed pursuant to and in accordance with the terms of this Agreement. Notwithstanding any termination of this Agreement, Cepheid may continue to use marketing and sales materials that include ABI trademarks or tradenames until the earlier of such times as supplies thereof are exhausted or six (6) months from the date of termination. However, Cepheid shall not prepare new sales or marketing materials that include Materials obtained from ABI Products or ABI trademarks or tradenames after the date of termination, except to the extent reasonably deemed necessary for Cepheid to implement its rights set forth in this Section 9.3.

10   Representations, Warranties and Covenants; Disclaimers

10.1   <u>Representations and Warranties</u>. Each Party represents, warrants and covenants to the other Party that:

10.1.1   It has the corporate power and authority and legal right to enter into this Agreement and to perform its obligations hereunder;

10.1.2   the execution and delivery of this Agreement and the performance of the transactions contemplated thereby have been duly authorized by all necessary corporate action of the Party;

10.1.3   the execution and delivery of this Agreement and the performance by the Party of any of its obligations under this Agreement do not and will not: conflict with, or constitute a breach or violation of, any other contractual obligation to which it is a party, any judgment of any court or governmental body applicable to the Party or its properties, or, to the Party's knowledge, any statute, decree, order, rule or regulation of any court or governmental agency or body applicable to the Party or its properties, or require any consent or approval of any governmental authority or other person;

10.1.4   each Party will, to the best of its knowledge without undertaking a special investigation, disclose to the other Party any material adverse proceedings, claims or actions that arise that would materially interfere with that Party's performance of its obligations under this Agreement; and

10.1.5   each Party's employees have executed or, within five days after the Effective Date or upon commencing employment with such Party, will execute agreements, whereby all right, title and interest in any Intellectual Property Rights are assigned to their respective employer.

10.2 Disclaimers. EXCEPT TO THE EXTENT OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NOTHING CONTAINED IN THIS AGREEMENT WILL BE CONSTRUED AS:

10.2.1 A WARRANTY OR REPRESENTATION BY EITHER PARTY AS TO THE VALIDITY, ENFORCEABILITY, OR SCOPE OF ANY PATENT;

10.2.2 A WARRANTY OR REPRESENTATION THAT ANY MANUFACTURE, SALE, OFFER FOR SALE, LEASE, IMPORT, USE OR OTHER DISPOSITION OF ANY PRODUCTS OR SERVICES HEREUNDER WILL BE FREE FROM INFRINGEMENT OF PATENT, COPYRIGHT OR OTHER INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES;

10.2.3 A WARRANTY OR REPRESENTATION BY EITHER PARTY WITH RESPECT TO THEIR ENFORCEMENT OF ANY PATENT INCLUDING WITHOUT LIMITATION THE PROSECUTION, DEFENSE OR CONDUCT OF ANY ACTION OR SUIT CONCERNING INFRINGEMENT OF ANY SUCH PATENT;

10.2.4 CONFERRING ANY RIGHT TO USE IN ADVERTISING, PUBLICITY, OR OTHERWISE, ANY TRADEMARK, TRADE NAME OR NAMES, OR ANY CONTRACTION, ABBREVIATION OR SIMULATION THEREOF, OF EITHER PARTY;

10.2.5 AN OBLIGATION UPON EITHER PARTY TO MAKE ANY DETERMINATION AS TO THE APPLICABILITY OF ANY OF ITS PATENTS TO ANY PRODUCT OR SERVICE;

10.2.6 AN INDUCEMENT BY ONE PARTY TO THE OTHER TO USE ANY PATENTS OR TO MAKE, USE, OR SELL PRODUCTS COVERED BY ANY PATENTS, OR AN INDUCEMENT OF THE OTHER PARTY'S CUSTOMERS TO PURCHASE OR OTHERWISE USE PRODUCTS COVERED BY ANY PATENTS;

10.2.7 AN ADMISSION BY EITHER PARTY THAT ANY OF ITS PRODUCTS INFRINGE ANY PATENTS OF THE OTHER PARTY; OR

10.2.8 A WARRANTY OR REPRESENTATION BY EITHER PARTY WITH RESPECT TO THE MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, OF ANY PRODUCTS OR SERVICES HEREUNDER.

11 Indemnification; Limitation of Liability

11.1 General Statement Regarding Indemnity. For purposes of clarification, it is noted that the Parties intend that Sections 11.2 and 11.3 of this Agreement set forth the Parties indemnification agreements other than those relating to intellectual property, that Sections 11.4, 11.5 and 11.6 set forth the Parties indemnification agreements relating to intellectual property, and that the indemnifications set forth below are intended to be afforded notwithstanding any warranty limitations set forth in Section 10.

11.2 Cepheid's General Indemnity. In supplement of and in addition to any indemnity given by Cepheid to ABI in the Cartridge Packing Agreement, subject to the limitations set forth below in this Section 11, and excluding claims as to which ABI indemnifies Cepheid pursuant to Section 11.3, Cepheid will defend, indemnify and hold harmless ABI and its Affiliates against any and all claims made by, or judgment, damage, liability, loss, cost or other expense, including reasonable legal fees and expenses (collectively, "Liability"), resulting from any claims made by or proceedings brought by, any Third Party or Affiliate of Cepheid against ABI or any of ABI's Affiliates to the extent that the claim or Liability arises from the following:

11.2.1 Cepheid' negligence or willful misconduct, or the negligence or willful misconduct of any manufacturer engaged by Cepheid for the packing or manufacture of Products, or the storage, handling or distribution of Products by Cepheid or its agents or distributors, or the sale of Products or Bio-Threat Agent Detection Systems, or the possession or use of Products or Bio-Threat Agent Testing Systems by Cepheid, its Affiliates or any Third Party (including without limitation the USPS), except to the extent caused by the negligence or willful misconduct of ABI; or

11.2.2   Cepheid's breach of this Agreement, including without limitation any warranty of Cepheid set forth in Section 10.

11.3   ABI' General Indemnity. In supplement of and in addition to any indemnity given by ABI to Cepheid in the Cartridge Packing Agreement, subject to the limitations set forth below in this Section 11, ABI will defend, indemnify and hold harmless Cepheid against any claim made by, or Liability resulting from any and all claims made by or proceedings brought by, any Third Party or Affiliate of ABI against Cepheid or any of Cepheid's Affiliates to the extent that the claim or Liability arises from the following:

11.3.1   ABI's negligence or willful misconduct, or the negligence or willful misconduct of any manufacturer engaged by ABI except Cepheid, in the manufacture of Materials that are actually manufactured or sourced by ABI and are furnished to Cepheid by ABI (excluding specifically, without limitation, any Materials obtained by ABI from Trilinx or any other Third Party supplier of Materials), or the storage, handling or distribution of Materials by ABI or its agents or distributors; or,

11.3.2   ABI's breach of this Agreement, including without limitation any warranty of ABI set forth in Section 10.

11.4   ABI Intellectual Property Release and Indemnity.

11.4.1   Subject to the restrictions set forth in this Section 11.4 and Section 11.7, and provided the Released Parties (as defined below) comply with their obligations in Section 11.4.2, ABI agrees, for itself and its Affiliates, to defend Cepheid and its Affiliates, and ETG or Northrop Grumman if either of them act and ETG and Northrop Grumman if both of them act to purchase and resell Products to the USPS (individually, a "Released Party," collectively "Released Parties") from any claim, demand or cause of action in, and to indemnify and hold harmless the Released Parties from and against any Liabilities resulting from, any legal action or proceeding brought by a Third Party against a Released Party to the extent that such action or proceeding is based on a claim that (i) [***]

11.4.2   Released Parties' Obligations. A Released Party must notify ABI in writing of any claim for which it may seek defense and indemnity from ABI hereunder promptly after becoming aware of such claim, and shall cooperate with and provide all reasonable assistance to ABI, at ABI's expense, in the defense or settlement of such claim. Subject to Section 11.9, ABI shall have sole authority to defend and/or settle any claim under this Section 11.4

11.4.3   Remedy for Infringement, Rights of ABI, Exceptions. If any Product or any portion thereof is subject to a suit or other legal proceeding claiming that the Product or such portion infringes a Third Party's Intellectual Property Right that ABI indemnifies the Released Parties for under Section 11.4.1, or in ABI's opinion is (are) likely to become subject of such a claim, ABI shall, at its option, have the right to either: (a) procure for the Released Party the right to continue using the Product or such portion; or (b) replace or modify the Product or such portion so that it becomes non-infringing; or (c) substitute for the infringing Product or such portion other suitable, non-infringing products. ABI shall have no liability or obligation hereunder for any infringement based upon: the use of Product in combination with any product not provided by ABI or intended for use with

Product except as contemplated by this Agreement, or based upon any modification to Product made by the Released Party or its Affiliates or a Third Party except as contemplated by this Agreement, if such claim would not have occurred but for such combination or modification.

11.4.4   Exclusive Intellectual Property Liability of ABI. THE FOREGOING STATES THE ENTIRE LIABILITY OF ABI, AND THE EXCLUSIVE REMEDY OF THE RELEASED PARTIES, FOR ANY INFRINGEMENT OR CLAIMED INFRINGEMENT OF PATENT, COPYRIGHT, TRADE SECRET OR ANY OTHER INTELLECTUAL PROPERTY RIGHT EXCEPT AS MAY BE OTHERWISE EXPRESSLY SET FORTH IN SECTION 11.6A AND 11.6B.

11.5   Cepheid Intellectual Property Release and Indemnity.

11.5.1   Subject to the restrictions set forth in this Article 11.5 and Section 11.7, and provided the Cepheid Released Parties (as defined below) comply with their obligations in Section 11.5.2, Cepheid agrees, for itself and its Affiliates, to defend ABI and its Affiliates, and ETG or Northrop Grumman if either of them act and ETG and Northrop Grumman if both of them act to purchase and resell Products to the USPS (individually, a "Cepheid Released Party," collectively, the "Cepheid Released Parties") from any claim, demand or cause of action in, and to indemnify and hold harmless the Cepheid Released Parties from and against any Liabilities resulting from, any legal action or proceeding brought by a Third Party against a Cepheid Released Party to the extent that such action or proceeding is based on a claim that [***]

11.5.2   Released Parties' Obligations. A Cepheid Released Party must notify Cepheid in writing of any claim for which it may seek defense and indemnity from Cepheid hereunder promptly after becoming aware of such claim, and shall cooperate with and provide all reasonable assistance to Cepheid, at Cepheid's expense, in the defense or settlement of such claim. Subject to Section 11.9, Cepheid shall have sole authority to defend and/or settle any claim under this Section 11.5.

11.5.3   Remedy for Infringement, Rights of Cepheid, Exceptions. If any Product or any portion thereof is subject to a suit or other legal proceeding claiming that the Product infringes a Third Party's Intellectual Property Right that Cepheid indemnifies the Cepheid Released Parties for under Section 11.5.1, or in Cepheid's opinion is (are) likely to become subject of such a claim, Cepheid shall, at its option, have the right to either: (a) procure for the Cepheid Released Party the right to continue using the Product; or (b) replace or modify the Product so that it becomes non-infringing; or (c) substitute for the infringing Product other suitable, non-infringing products. Cepheid shall have no liability or obligation hereunder for any infringement based upon: the use of Product in combination with any product not provided by Cepheid or intended for use with Product, except as contemplated by this Agreement, or based upon any modification to Product made by the Cepheid Released Party or its Affiliates or a Third Party except as contemplated by this Agreement, if such claim would not have occurred but for such combination or modification.

11.5.4   Exclusive Intellectual Property Liability of Cepheid. THE FOREGOING STATES THE ENTIRE LIABILITY OF CEPHEID, AND THE EXCLUSIVE REMEDY OF THE CEPHEID RELEASED PARTIES, FOR ANY INFRINGEMENT OR CLAIMED INFRINGEMENT OF PATENT, COPYRIGHT, TRADE SECRET OR ANY OTHER INTELLECTUAL PROPERTY RIGHT, EXCEPT AS MAY BE OTHERWISE EXPRESSLY SET FORTH IN SECTION 11.6A AND 11.6B.

11.6A Shared ABI -- Cepheid Intellectual Property Indemnity.

Subject to the restrictions set forth in this Article 11.6A, each of ABI and Cepheid agrees, for itself and its respective Affiliates, to defend the other Party and its Affiliates, and ETG or Northrop Grumman if either of them act and ETG and Northrop Grumman if both of them act, to purchase and resell Products to the USPS (individually, a "Shared Released Party," collectively, the "Shared Released Parties"), [***]from any claim, demand or cause of action in, and to indemnify and hold harmless the Shared Released Parties from and against any Liabilities resulting from, any legal action or proceeding brought by a Third Party against a Shared Released Party to the extent that such action or proceeding is based on a claim that (i) the manufacture or sale by Cepheid of Other Chemical Materials pursuant to this Agreement for Authorized Use by the USPS in the Bio-Threat Detection System infringes [***]), (ii) The procedures set forth in Section 5.4.1 shall govern the obligations of the Parties for claims covered by this Section 11.6A.

11.6B. [***]

11.7 Effect of Uncured Breach on Indemnification Obligations. Notwithstanding the foregoing, neither Party shall be obligated to indemnify the other Party under this Section 11 in the event that the Party seeking indemnification shall have committed a material breach of this Agreement, and the Party from whom indemnification hereunder is sought gives the breaching Party notice of such breach and an opportunity to cure such material breach within 60 days pursuant to Section 9.2.4, and such material breach remains uncured upon the expiration of such period.

11.8   Notice; Choice of Attorney. A Party that intends to claim indemnification under this Section 11 (the "Indemnitee") will promptly notify the other Party (the "Indemnitor") of any Liability in respect of which the Indemnitee intends to claim indemnification. The Indemnitor, after it determines that indemnification is required of it, will assume the defense and settlement thereof with counsel of its choice, reasonably satisfactory to the other Party. An Indemnitee will have the right to retain its own counsel, with the reasonable fees and expenses to be paid by the Indemnitor if Indemnitor does not assume the defense or if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between such Indemnitee and any other Party represented by counsel. The Indemnitee's failure to deliver notice to the Indemnitor within a reasonable time after the commencement of any such action, if prejudicial to Indemnitor's ability to defend the action, will relieve the Indemnitor of any liability to the Indemnitee under this Section 11, but the omission to deliver notice to the Indemnitor will not relieve it of any liability that it may have to any Indemnitee otherwise than under this Section 11.

11.9   Consent Required. The indemnity provisions in this Section 11 will not apply to amounts paid in settlement of any Liability if the settlement is effected without the consent of the Indemnitor. In addition, neither Party shall enter into any settlement or otherwise resolve any infringement matter in a manner that would adversely impact the business of the other Party or in any manner limit the other Party's rights without such Party's prior written consent.

11.10   Cooperation. The Indemnitee under this Section 11, its employees and agents, will cooperate fully with the Indemnitor and its legal representatives in the investigations of any action, claim or liability covered by this indemnification. In the event that each Party claims indemnity from the other and one Party is finally held liable to indemnify the other, the Indemnitor will additionally be liable to pay the reasonable legal costs and attorneys' fees incurred by the Indemnitee in establishing its claim for indemnity.

11.11   LIMITATION OF LIABILITY. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL CEPHEID OR APPLIED BIOSYSTEMS BE LIABLE TO THE OTHER, WHETHER IN CONTRACT, TORT, WARRANTY, OR UNDER ANY STATUTE (INCLUDING WITHOUT LIMITATION ANY TRADE PRACTICE, UNFAIR COMPETITION OR OTHER STATUTE OF SIMILAR IMPORT) OR ON ANY OTHER BASIS, FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, DAMAGES OF THE

OTHER, OR FOR MULTIPLE OR PUNITIVE DAMAGES, WHETHER OR NOT FORESEEABLE AND WHETHER OR NOT THE OTHER IS ADVISED OF THE POSSIBILITY OF DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SUCH DAMAGES ARISING FROM OR RELATED TO LOSS OF USE, LOSS OF DATA, FAILURE OR INTERRUPTION IN THE OPERATION OF ANY EQUIPMENT, DELAY IN REPAIR OR REPLACEMENT, OR LOSS OF OPPORTUNITY OR GOODWILL. THE PARTIES AGREE THAT THE DAMAGES INDEMNIFIED UNDER SECTION 11.4, 11.5 AND 11.6A SHALL NOT BE DEEMED INDIRECT, INCIDENTAL, CONSEQUENTIAL OR SPECIAL DAMAGES, OR MULTIPLE OR PUNITIVE DAMAGES.

12   Insurance

12.1   Cepheid shall maintain during the term of this Agreement and three (3) years thereafter: (i) Worker's Compensation insurance as prescribed by law, (ii) employer's liability insurance with limits of at least $1 million each occurrence, and (iii) comprehensive automobile liability insurance with limits of at least $3 million for bodily injury and property damage for each occurrence, (iv) Comprehensive General Liability ("CGL") insurance, including Blanket Contractual Liability, and Broad Form Property Damage, with limits of at least $3 million combined single limit for personal injury and property damage for each occurrence and (v), CGL insurance endorsed to include products liability and completed operations coverage of at least $5 million for each occurrence. All CGL insurance shall designate Applera Corporation (the parent company of ABI) and its subsidiaries, and each of their officers, directors and employees, as additional insureds. Cepheid shall furnish ABI with certificates evidencing such insurance promptly after the execution of this Agreement, and from time to time at the request of ABI. Such certificates shall provide for not less than thirty (30) days prior written notice to ABI in the event of cancellation, material change or intent not to renew. Cepheid agrees that it, and its insurer(s) and anyone claiming by, through, under or in Cepheid' behalf, shall have no claim, right of action or right of subrogation against ABI or its customers, distributors or agents based on any loss or liability insured against under the foregoing insurance or other insurance Cepheid may hold.

12.2   ABI shall maintain during the term of this Agreement and three (3) years thereafter insurance of the type and with limits at least as high as those set forth in Section 12.1. All CGL insurance shall designate Cepheid and its subsidiaries, and each of their officers, directors and employees, as additional insureds. ABI shall furnish Cepheid with certificates evidencing such insurance promptly after the execution of this Agreement, and from time to time at the request of Cepheid. Such certificates shall provide for not less than thirty (30) days prior written notice to Cepheid in the event of cancellation, material change or intent not to renew. ABI agrees that it, and its insurer(s) and anyone claiming by, through, under or in Cepheid' behalf, shall have no claim, right of action or right of subrogation against Cepheid or its customers, distributors or agents based on any loss or liability insured against under the foregoing insurance or other insurance ABI may hold.

13.   General Provisions

13.1   <u>Force Majeure.</u> Except as may be herein otherwise specifically provided, neither Party shall not be liable to the other for loss, injury, delay, expenses, damages, or other casualty suffered or incurred by the other Party due to a delay in performing or the failure to perform obligations hereunder as result of trade disputes, strikes, riots, storms, earthquakes, fires, acts of God or government or any cause (whether similar or dissimilar to the foregoing), including but not limited to any shortages of power that is not caused by the fault or inaction of the Party seeking to be excused from performance, beyond the reasonable control of the Party seeking to be excused from performance, provided, however, that such Party shall have given the other Party prompt notice in writing of the occurrence of any such events or causes, and of their discontinuance, and diligently seeks to perform at the earliest reasonable opportunity; and further provided that this Section 13.1 shall not apply to any obligation to pay money hereunder. If requested by either Party, the Parties will discuss what, if any, modification of the terms of this Agreement may be required in order to arrive at an equitable solution should performance be materially delayed or prevented by events of force majeure as set forth in this Section 13.1, but neither Party shall have an obligation to amend this Agreement.

13.2   Publicity. Neither Party nor any of its Affiliates will originate any news or any other public disclosure relating to this Agreement without the prior written approval of the other Party. The Parties agree to issue a joint press release as soon as feasible after the Effective Date, wherein the text of such press release shall be mutually agreed to by the Parties.

13.3   Governing Law; Attorneys' Fees. This Agreement will be deemed to have been made in the State of California, and its form, execution, validity, construction and effect will be determined exclusively in accordance with the laws of the State of California, without reference to its conflicts of law principles. Any suit arising out of or relating to this Agreement must be brought and tried only in the State or Federal courts of California. In the event that any Party shall commence any proceeding to enforce or interpret the provisions of this Agreement, the prevailing Party in any such action or proceeding will be entitled to recover reasonable attorneys' fees and costs incurred in connection with such suit, action or proceeding in addition to whatever other remedies may also be available.

13.4   Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid, in whole or in part for any reason, that provision will be deemed severed from the rest of the Agreement, and the validity and enforceability of the remaining provisions, or portions thereof, will not be affected.

13.5   Entire Agreement. This Agreement and any exhibits and schedules referred to in this Agreement constitute the final, complete, and exclusive statement of the terms of the agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior and contemporaneous understandings or agreements of the Parties as to such subject matter. No Party has been induced to enter into this Agreement by, nor is any Party relying on, any representation or warranty outside those expressly set forth in this Agreement.

13.6   Modification of Agreement. No terms or conditions of this Agreement will be varied or modified by any prior or subsequent statement, conduct or act of either of the Parties, except that the Parties may supplement, amend, or modify this Agreement by written instruments specifically referring to, and executed in the same manner as, this Agreement.

13.7   Assignment. Neither Party has the power to assign nor may assign this Agreement nor any interest hereunder without the prior written consent of the other Party, except that without obtaining the consent of the other Party either Party may assign this Agreement or any of its rights or obligations to (i) any Affiliate of such Party, (ii) any Third Party with which it may merge or consolidate or who acquires more than fifty percent (50%) of its outstanding voting securities, or (iii) provided the prior to the effective date of assignment the prospective assignee agrees with the non-assigning Party in writing to be subject to and bound by, and to perform, all of the assignor's obligations and covenants in this Agreement, to any Third Party to which it may transfer all or substantially all of its assets and/or rights to which this Agreement relates. Any unauthorized assignment will be void and of no force and effect. Whether or not a Party consents to any transfer or assignment by the other Party, no transfer or assignment of this Agreement shall relieve the assignor from, and the assignor shall remain fully and primarily liable for, the liabilities, obligations and covenants of the assignor under this Agreement. Subject to the foregoing, the rights and liabilities of the Parties will bind and inure to the benefit of their respective successors and assigns.

13.8   Relationship. Nothing contained in this Agreement will be construed to make the Parties partners, joint venturers, principles, agents or employees of the other. Neither Party will have the right, power, or authority, express or implied, to bind the other Party.

13.9   Waiver. No waiver of a breach, failure of any condition, or any right or remedy, contained in or granted by the provisions of this Agreement will be effective unless it is in writing and signed by the Party waiving the breach, failure, right or remedy. No waiver of any breach, failure, right or remedy will be deemed a waiver of any other breach, failure, right or remedy, whether or not similar, nor will any waiver constitute a continuing waiver unless the writing so specifies.

13.10   Export Control Regulations. The rights and obligations of the Parties under this Agreement shall be subject in all respects to United States laws and regulations as shall from time to time govern the license and delivery of technology and products abroad, including the United States Foreign Assets Control Regulations, Transaction Control Regulations and Export Control Regulations, as amended, and any successor legislation issued by the Department of Commerce, International Trade Administration, or Office of Export Licensing. Without in any way limiting the provisions of this Agreement, each Party agrees that, unless prior authorization is obtained from the Office of Export Licensing, it will not export, re-export, or transship, directly or indirectly, to any country, any of the technical data disclosed to it by the other Party hereto if such export would violate the laws of the United States or the regulations of any department or agency of the United States Government.

13.11   Construction.

13.12.1 Headings; Sections and Exhibits. Headings contained in this Agreement are for convenience only and will not be used in the interpretation of this Agreement. References herein to sections, schedules and exhibits are to the sections, schedules and exhibits, respectively, of this Agreement. The schedules and exhibits are hereby incorporated herein by reference and made a part of this Agreement. Should any inconsistency exist or arise between a provision of this Agreement and a provision of any exhibit, schedule, or other incorporated writing, the provision of this Agreement will prevail.

13.12.2 No Construction Against Drafter. Each Party and its counsel have participated fully in the review and revision of this Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party will not apply in interpreting this Agreement.

13.12.3 Certain Words and Terms. Unless the context clearly requires otherwise,

(A)   the plural and singular numbers will each be deemed to include the other;

(B)   the masculine, feminine, and neuter genders will each be deemed to include the others;

(C)   "will," "shall," "will agree," "shall agree," or "agrees" are mandatory, and "may" is permissive;

(D)   "or" is not exclusive; and

(E)   "includes" and "including" are not limiting.

13.12   Counterparts. This Agreement may be executed in any number of counterparts, and each counterpart will be deemed an original instrument, but all counterparts together will constitute but one agreement.

13.13   No Limitations on Business, Etc. Except as expressly set forth in this Agreement, nothing in this Agreement shall be deemed to restrict either ABI's or Cepheid's freedom and right to manufacture and sell products to whomever they chose, or to engage others to do so or to contract with other manufacturers and suppliers for the procurement of products of any kind or description, subject to obtaining required Intellectual Property Rights, provided that Cepheid may not manufacture or sell Cartridges or other products containing ABI PCR Materials except pursuant to this Agreement. Except as otherwise provided in this Agreement, the Cartridge Packing Agreement, the Distributor Agreement or other written agreement between the Parties, each Party shall have absolute discretion in determining and conducting its promotional, sales, marketing and distribution activities.

13.14   Counting Days. Unless otherwise specified, "days" will be considered calendar days. Calendar days will be counted by excluding the first day and including the last day, unless the last day is a Saturday, Sunday, or a legal holiday recognized in the State of California and then it will be excluded. "Business days" will exclude Saturdays, Sundays, and all legal holidays recognized in the State of California.

13.15   Notices.

13.15.1 Sufficient Notice. All notices, requests, demands, or other communications under this Agreement will be in writing. Notice will be sufficiently given for all purposes as follows:

(A)   when personally delivered to the recipient, notice is effective on delivery;

(B)   when mailed certified mail, return receipt requested, notice is effective on receipt, if delivery is confirmed by a return receipt;

(C)   when delivered by Federal Express/Airborne/United Parcel Service/DHL WorldWide, or United States Express Mail, charges prepaid or charged to the sender's account, notice is effective on delivery, if delivery is confirmed by the delivery service; and

(D)   when sent by telex or fax to the telex or fax number shown below, or if such telex or fax number is inoperative, the last telex or fax number of the recipient known to the Party giving notice, notice is effective on receipt, provided that

(1)   a duplicate copy of the notice is promptly given by first-class or certified mail or by overnight delivery, or

(2)   the fax is acknowledged as received by the receiving Party's fax machine.

Any notice given by telex or fax will be deemed received on the next business day if it is received after 5:00 p.m. (recipient's time) or on a non-business day.

13.15.2 Notice Refused, Unclaimed, or Undeliverable. Any correctly addressed notice that is refused, unclaimed, or undeliverable because of an act or omission of the Party to be notified will be deemed effective as of the first date that said notice was refused, unclaimed, or deemed undeliverable by the postal authorities, messenger, or overnight delivery service.

13.15.4 Addresses. Addresses for purpose of giving notice are as set forth immediately below, or such other addresses as may be designated in writing by the Parties from time to time during the term of this Agreement:

If to Cepheid: Cepheid
904 Caribbean Drive
Sunnyvale, CA 94089
FAX No.: 508-435-9342

Attn.: Chief Executive Officer

If to ABI: Applied Biosystems
850 Lincoln Centre Drive
Foster City, CA 94404
FAX No.: 650-638-6677
Attn.: Legal Department

13.16   Late Payment. If payment due a Party is not received by the due date, the Party to whom payment is due may assess and the other Party agrees to pay a late payment charge at the rate of 1% per month (12% per year) or the maximum legal rate, whichever is less, of the amount due from the due date to the date of payment. If a Party retains a collection agency and/or attorney to collect unpaid amounts, Such Party may invoice the other Party for, and such other Party will pay, all costs of collection, including without limitation reasonable attorneys fees.

13.17   Costs. Except as otherwise expressly set forth in this Agreement, Cepheid and ABI shall each be solely responsible for and bear all of its own respective expenses, including, without limitation, expenses of legal counsel, accountants and other advisors, incurred at any time in connection with negotiating, pursuing or consummating this Agreement, any contract manufacture and supply agreement or distributor agreement between the parties, and the transactions contemplated by this Agreement or any such other agreements.

13.18   Dispute Resolution. ABI and Cepheid hereby irrevocably and unconditionally agree as follows: Any controversy, claim or dispute arising out of or relating to this Agreement, including without limitation, the construction, interpretation, validity, enforcement, performance, lack or failure of performance or breach of this Agreement, or the rights, duties or liabilities of a Party under this Agreement, that cannot be resolved by the Steering Committee shall be first referred to the Senior Vice President of Business Development of ABI (as of the Effective Date, Joseph Smith) or, if such position no longer exists, the individual holding an equivalent position designated by ABI, and the Chief Executive Officer of Cepheid for resolution. If such individuals cannot resolve the matter by agreement of the Parties within fifteen (15) days of the matter being referred to them by either Party, and either Party wishes to pursue the matter, the controversy, claim or dispute shall be referred to Mediation in accordance with Exhibit 13.18.

The Parties, through their authorized officers, have executed this Agreement as of the Effective Date.

CEPHEID

APPLERA CORPORATION, ACTING THROUGH ITS APPLIED BIOSYSTEMS GROUP

By: _____   By: _____

Name: _____   Name: Michael W. Hunkapiller

Title: _____   Title: Senior Vice President

Date Signed:_____   Date Signed: _____

For Signature
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Exhibit 13.18

Mediation

1.   The parties shall attempt to resolve any dispute arising out of relating to this Agreement promptly by negotiation between executives who have authority to settle the controversy, as set forth in Section 13.18

2.   If the parties do not resolve the dispute within 45 days of undertaking negotiation thereof, either Party may refer the Dispute for mediation by JAMS or its successor by providing to JAMS and the other Party a written request for mediation, setting forth the details of the dispute and the relief requested. Each Party must then participate in the mediation in good faith and share equally in its costs. The mediation will be conducted in accordance with JAMS mediation rules and procedures by: (i) a mediator agreed by the parties selected from JAMS' panel of neutrals; or (ii) if the parties do not agree on a mediator, a mediator nominated by JAMS. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator and any JAMS employees, are confidential, privileged and inadmissible for any purpose, in any litigation or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

3.   If the dispute has not been resolved by non-binding means as provided herein within 90 days of the initiation of such procedure, either Party may pursue available remedies, including litigation. Notwithstanding the foregoing, if the parties are not able to agree upon the cap for manufacturing costs as set forth in Section 7.7 through negotiation or mediation, then such matter shall be subject to binding arbitration. Either Party may initiate arbitration with respect to such matters at any time following the period provided for mediation, or determination by the mediator that the parties will not be able to resolve the issue through mediation, by filing a written request for arbitration to JAMS in accordance with JAMS arbitration procedures.

4.   Notwithstanding the foregoing, each Party shall have right before or during negotiation or mediation to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo or preserve the subject matter of the negotiations or mediation.

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